Mr. Harry S. Pangas
November 2, 1998
Page



                                   Writer's Direct Dial:(414) 277-5119
                                              E-Mail:  wjs@quarles.com



                              November 2, 1998

VIA TELECOPY AND FEDERAL EXPRESS

Harry S. Pangas, Esq.
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street
Washington, DC  20549

     RE:  Charthouse Suites Vacation Ownership, Inc. (the
          "Company")
          Form s-11
          File No. 333-13571

Dear Mr. Pangas:

     In response to your comment letter dated October 23, 1998, we hereby enclose a copy of our revised Supplement to the prospectus and have summarized the Company's response and position as to your comments. For your convenience, a copy of your comment letter is attached hereto. As you will note, the Company has updated certain dates and the information therein to include information through September 30, 1998.

GENERAL

1. We have revised the financial statements to the prospectus as requested (marked page shows suggested changes.

ACCOUNTING COMMENTS

NOTE 7 - FORM A ACQUISITION (UNAUDITED)

2.   We have updated the information as requested.

GENERAL

3.   We have revised the prospectus as requested.

     We have also revised the third sentence of Note 7 - Pro Forma Acquisition (Unaudited) to read as follows:

          Decade will provide financing for the whole purchase price of approximately $1.8 million through an unsecured demand note payable with interest only payable monthly at 8% and the anticipated net proceeds shall be used to pay the note on the Hotel.

                      *     *     *     *     *

     Thank you for your review and assistance.


                              Very truly yours,

                              QUARLES & BRADY

                              /s/ Walter J. Skipper

                              Walter J. Skipper
WJS/jab
Enclosures
250259.32306
cc:  Mr. Michael G. Sweet
     Conrad G. Goodkind, Esq.